                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     ----------------------------------------------------------------------

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     -----------------------------------------------------------------------

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended December 31, 2000.
Commission file number: 1-4188


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Newell Rubbermaid Inc.
         29 East Stephenson Street
         Newell Center
         Freeport, Illinois 61032

                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed
---------------------
as part of this annual report and appear immediately after the signature page hereof:

1.       Report of Independent Public Accountants

2.       Statements of Net Assets Available for Plan Benefits

3.       Statement of Changes in Net Assets Available for Plan Benefits

4.       Notes to Financial Statements

Exhibits.  The following exhibit is filed as a part of this annual report:
--------

         Exhibit 23:  Consent of Arthur Andersen, LLP







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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       RUBBERMAID RETIREMENT PLAN FOR
                                       COLLECTIVELY-BARGAINED ASSOCIATES



Dated:  June 28, 2001                  /s/ Tom Nohl
        --------------                 ----------------------------------------
                                       Tom Nohl
                                       Vice President, Compensation and Benefits

RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES


FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES


Financial Statements
December 31, 2000 and 1999



Table of Contents


Report of Independent Public Accountants


Financial Statements

     Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000


Notes to Financial Statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of Rubbermaid
Retirement Plan for Collectively-Bargained Associates:

We have audited the accompanying statements of net assets available for plan benefits of the Rubbermaid Retirement Plan for Collectively-Bargained Associates (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
June 22, 2001

RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999



                                                                                      2000              1999
                                                                                ----------------   ---------------
Assets:
   Investment in Newell Rubbermaid Master Trust                                     $107,122,012      $161,718,234

Receivables:
   Employer Contribution                                                               3,784,018         1,862,746
   Participant Contributions                                                             802,051                 -
                                                                                ----------------   ---------------

         Net Assets Available for Plan Benefits                                     $111,708,081      $163,580,980
                                                                                ================   ===============



The accompanying notes to financial statements are an integral part of these statements.

RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000



Additions to Assets Attributed to:
   Contributions-
     Employer Contributions                                                                             $3,784,018
     Participant Contributions                                                                           1,261,801
                                                                                                  -----------------

        Total Additions                                                                                  5,045,819
                                                                                                  -----------------

Deductions from Assets Attributed to:
   Benefits Paid to Participants                                                                        52,114,223
   Net Investment Loss from Newell Rubbermaid Master Trust                                               4,737,494
   Administrative Expenses                                                                                  67,001
                                                                                                  -----------------

        Total Deductions                                                                                56,918,718
                                                                                                  -----------------

         Net Decrease                                                                                  (51,872,899)

Net Assets Available for Plan Benefits:
   Beginning of Year                                                                                   163,580,980
                                                                                                  -----------------

   End of Year                                                                                        $111,708,081
                                                                                                  =================



The accompanying notes to financial statements are an integral part of this statement.

RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

Notes to Financial Statements
December 31, 2000 and 1999



(1)  DESCRIPTION OF THE PLAN-

     The following brief description of the Rubbermaid Retirement Plan for Collectively-Bargained Associates (the "Plan"), is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

     (a) GENERAL-

         The Plan is a defined contribution profit sharing plan with a 401(k) feature covering collectively-bargained associates located at the Wooster, Ohio facility of Newell Rubbermaid, Inc. (the "Company"). Participation in the Plan begins upon completion of 1,000 hours of service with the Company within a 12-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b) CONTRIBUTIONS-

         Annually, the Company contributes to the Plan an amount equal to 18% and 6% of the eligible compensation paid to its employees during 2000 and 1999, respectively. A participant must be employed by the Company at the end of the Plan year or complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions. Employees may elect to receive 25% of the Company contributions as a cash bonus payment or have that amount contributed to the Plan as employee contributions.

     (c) PARTICIPANT ACCOUNTS-

         Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investment funds. Each participant's account is credited with contributions, if any, and earnings.

     (d) VESTING-

         Participants are 100% vested in the portion of their accounts attributable to 401(k) contributions (plus earnings). Vesting in the remainder of their accounts is based upon a seven-year graduated vesting schedule. A participant becomes 100% vested after completing seven years of vesting service. Upon death, disability or attainment of age 65, participants become 100% vested. Forfeitures are reallocated among the accounts of eligible participants. The Plan allocated forfeitures of $226,518 to eligible participants from forfeitures during 2000.

     (e) INVESTMENTS-

         All investments are participant-directed, and participants may elect to invest their account in the Plan in one or more of the eleven investment funds held by the Plan. Currently, the available investment funds include:

         STABLE VALUE FUND - Seeks to provide for preservation of capital and stability of investment returns through investments in high quality investment contracts with insurance companies, banks or other financial institutions.

         FIDELITY PURITAN FUND - Seeks as much income as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower quality, high yield debt securities.

         SPARTAN U.S. EQUITY INDEX FUND - Seeks investment results that try to duplicate the composition and total return of the S&P 500 and in other securities that are based on the value of the Index.

         FIDELITY CONTRAFUND - Seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued.

         FIDELITY MAGELLAN FUND - Seeks long-term capital appreciation by investing in the stocks of both well known and lesser known companies with above average growth potential and a correspondingly higher level of risk.

         FIDELITY SMALL-CAP SELECTOR - Seeks capital appreciation by investing primarily in companies that have market capitalizations of $750 million or less at the time of the Fund's investment.

         FIDELITY DIVERSIFIED INTERNATIONAL FUND - Seeks capital growth by investing primarily in equity securities of companies located anywhere outside the U.S. that are included in the Morgan Stanley EAFE Index.

         NEWELL RUBBERMAID INC. STOCK FUND - Invests primarily in Newell Rubbermaid Inc. common stock.

         FIDELITY U.S. BOND INDEX FUND - Seeks to provide investment results that correspond to the aggregate price and investment performance of the debt securities in the Lehman Brothers Aggregate Bond Index.

         INVESCO DYNAMICS FUND - Seeks long-term capital growth by investing in domestic common stocks of companies traded on U.S. securities exchanges as well as on the over-the-counter (OTC) market.

         FIDELITY EQUITY-INCOME FUND - Seeks to provide moderate income while offering the potential for capital appreciation through investments in income-producing stocks.

     (f) PAYMENT OF BENEFITS-

         A participant is eligible to receive a distribution upon termination of employment, in either a lump-sum cash payment equal to the value of his or her vested account or periodic payments in such amounts as elected by the participant (subject to provisions of the Plan).

     (g) PARTICIPANT LOANS-

         Loans of up to 50% of the vested portion of the participant's individual account may be obtained by qualified participants. The maximum loan permissible is generally the lesser of $50,000 or one-half of the participant's vested balance. Loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate is determined based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2000 ranged from 9.25% to 10.50%.

(2)  SIGNIFICANT ACCOUNTING POLICIES-

     (a) BASIS OF PRESENTATION-

         The accompanying financial statements have been prepared on the accrual basis of accounting.

     (b) INVESTMENT VALUATION-

         The Plan's investments are stated at fair value except for fully benefit-responsive guaranteed principal and interest contracts included in the Stable Value Fund, which are stated at contract value. Purchases and sales of securities are recorded on a trade date basis.

     (c) PAYMENT OF BENEFITS-

         Benefits are recorded when paid.

     (d) ADMINISTRATIVE EXPENSES-

         All normal costs and expenses of administering the Plan and Trust are paid by Plan participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant's individual account.

     (e) USE OF ESTIMATES-

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3)  MASTER TRUST FINANCIAL INFORMATION-

     Prior to October 1, 2000, investments of the Plan were commingled with the investments of the Rubbermaid Retirement Plan, for investment purposes only. Collectively, such funds comprised the Rubbermaid Master Trust with Fidelity Management Trust Company as the trustee. On October 1, 2000, the Rubbermaid Retirement Plan merged with the Newell Long-Term Savings and Investment Plan ("the Newell Plan"). Of the assets transferred, plan assets of the Rubbermaid Retirement Plan of $187,022,012 were transferred from the Rubbermaid Master Trust to the trustee of the Newell Plan, J.P. Morgan/American Century, and assets of $132,211,951 remained in the Rubbermaid Master Trust and became assets of the Newell Plan. The Newell Plan transferred additional assets of $40,544,433 to the Rubbermaid Master Trust. Effective October 1, 2000, the Rubbermaid Master Trust was renamed the Newell Rubbermaid Master Trust ("the Master Trust") and the Newell Long-Term Savings and Investment Plan was renamed the Newell Rubbermaid 401(k) Savings Plan. Allocation of the Master Trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

     The Master Trust fund assets at December 31 are as follows:

                                     ASSETS                                      2000               1999
                                     ------
                                                                           ------------------ -----------------
     Newell Rubbermaid Inc. Stock Fund *                                       $  2,041,585       $ 12,115,255
     Mutual Funds                                                                64,348,921        272,481,883
     Stable Value Fund                                                          198,828,621        224,231,031
     Loans to Participants                                                        1,117,273          9,728,457
                                                                           ------------------ -----------------

              Total Assets                                                     $266,336,400       $518,556,626
                                                                           ================== =================

     *Represents a party-in-interest.


                                                                    2000                          1999
                                                        ----------------------------- -----------------------------
                                                             Amount         Percent        Amount         Percent
                                                        ------------------ ---------- ------------------ ----------
     Newell Rubbermaid 401(k) Savings Plan                  $159,214,388     59.8%    $                       -
                                                                                                     -
     Rubbermaid Retirement Plan                                        -        -          356,838,392     68.8%
     Rubbermaid Retirement Plan for
       Collectively-Bargained Associates                     107,122,012     40.2          161,718,234     31.2
                                                        ------------------ ---------- ------------------ ----------

              Total Assets                                  $266,336,400    100.0%        $518,556,626    100.0%
                                                        ================== ========== ================== ==========

     The Master Trust is invested in a Stable Value Fund that invests primarily in guaranteed investment contracts ("GIC"), separate account portfolios ("SAP") and synthetic guaranteed investment contracts ("SYN"). The crediting interest rate for the fund was 6.20% and 6.10% as of December 31, 2000 and 1999, respectively. The fund's blended rate of return for the year was 6.31% and 6.13% in 2000 and 1999, respectively.

     The crediting rates for SAP and SYN contracts are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

     The contract values and fair values of investment contracts included in the Stable Value Fund as of December 31, 2000 and 1999 are as follows:


                                                       Contract Value                         Fair Value
                                            ------------------------------------- ------------------------------------
                                                  2000               1999               2000              1999
                                            ------------------ ------------------ ----------------- ------------------
     Guaranteed Investment Contracts            $ 28,492,631       $ 21,252,179       $ 28,468,618      $ 21,297,592
     Synthetic Guaranteed Investment
        Contracts                                 72,587,726        133,491,859         73,376,131       130,432,760
     Separate Account Guaranteed
        Investment Contracts                      56,990,907         57,971,897         57,636,576        56,442,510
                                            ------------------ ------------------ ----------------- ------------------
                                                $158,071,264       $212,715,935       $159,481,325      $208,172,862
                                            ================== ================== ================= ==================

     Included in the fair value of synthetic guaranteed investment contracts as of December 31, 2000 and 1999 are $0 and $(3,000,063), respectively, related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

     Master Trust income and its allocation to the participating plans for the year ended December 31, 2000 is as follows:

     Interest and Dividends                                         $17,598,436
     Realized Losses, Net                                            (5,100,579)
     Unrealized Depreciation in the Fair Value of Investments by
        Type:
          Stock Funds                                                   (87,830)
          Mutual Funds                                               (7,673,791)
                                                                ----------------
              Total Unrealized Depreciation                          (7,761,621)
                                                                ----------------
              Total Master Trust Income                              $4,736,236
                                                                ================

                             MASTER TRUST INCOME

     Newell Rubbermaid 401(k) Savings Plan                           $2,494,410
     Rubbermaid Retirement Plan (Prior to October 1, 2000)            6,979,320
     Rubbermaid Retirement Plan for Collectively-
       Bargained Associates                                          (4,737,494)
                                                               ----------------

              Total Master Trust Income                              $4,736,236
                                                               ================

(4)  PLAN TERMINATION-

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement.

(5)  TAX STATUS-

     The Internal Revenue Service has determined and informed the Company by letter dated November 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended effective January 1, 1997. The plan administrator and the Plan's tax counsel do not believe that these amendments will have any negative impact on compliance with the applicable requirements of the IRC.